Phone:	(212) 885-5372
Fax:	(917) 332-3762
Email:	rdistefano@blankrome.com

September 12, 2006

VIA EDGAR AND BY HAND

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

Re:	Iconix Brand Group, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 17, 2006
File No. 333-135496
Annual Report on Form 10-K for the Year Ended December 31, 2005
Filed March 21, 2006
Quarterly Report on Form 10-Q for the Period Ended June 30, 2006
Filed August 10, 2006
File Nos. 1-10593

Dear Mr. Owings:

On behalf of our client, Iconix Brand Group, Inc. (“Iconix” or the “Company”), we are forwarding this letter, and the accompanying related changed pages, to provide the Company’s response to the Staff’s comment letter dated September 7, 2006 (the “Comment Letter”) to Amendment No. 1 to the Registration Statement on Form S-4, filed by the Company on August 17, 2006, File No. 333-135496 (“Registration Statement”), the Annual Report on Form 10-K for the Year Ended December 31, 2005, filed by the Company on March 21, 2006, and the Quarterly Report on Form 10-Q for the Period Ended June 30, 2006, filed by the Company on August 10, 2006, File Nos. 1-10593.

We have numbered the responses contained herein to correspond to the comments contained in the Comment Letter. In addition, we have, where appropriate, indicated in the margins of the changed pages where in the document the responses to your comments are reflected.

U.S. Securities and Exchange Commission

September 12, 2006

Form S-4

The Merger, page 35

Background and Reasons for the Merger, page 35

1.
We note your response to comment 8 in our letter dated July 28, 2006 and the revised disclosure. Please further expand the background section to describe all of the contacts, meetings, and negotiations that took place and the substance of the discussions or negotiations at each meeting among the representatives of Mossimo and Iconix. For example, we note that you do not discuss the following:

•	How Iconix first indicated its interest in Mossimo on October 9, 2005;

•	The terms negotiated by Messrs. Giannulli, Lewis, and Riley on behalf of Mossimo and by Mr. Cole on behalf of Iconix from February 22, 2006 to March 29, 2006;

•	How the purchase price for Modern Amusements and the benefits to management were determined and the transfer of merger consideration between Messrs. Giannulli and Lewis was negotiated.

RESPONSE: In response to the Staff’s comment, the Company has revised the Registration Statement to further expand the disclosure in the Background and Reasons for the Merger section and elsewhere.

2.
We note your response to comment 9 in our letter dated July 28, 2006. Further, we note that Cherokee delivered a termination letter on April 27, 2006; if any reasons for termination and withdrawal were provided in the letter, please revise to describe the reasons. In the sixth full paragraph on page 37, you state that “Iconix considered various possible actions in response to the Cherokee proposal.” Please discuss these possible actions and why Iconix decided ultimately not to change the consideration or terms of the merger. Also, please disclose the business reasons for Iconix’s decision to enter into a termination and settlement agreement with Cherokee which caused Cherokee to withdraw its proposal to acquire Mossimo and terminate its finders agreement with Iconix in exchange for $33 million.

RESPONSE: In response to the Staff’s comment, additional disclosure has been added regarding the Cherokee transaction. We supplementally advise the Staff that the termination notice delivered by Cherokee to Mossimo did not provide Cherokee’s reasons for the termination and withdrawal of its offer.

U.S. Securities and Exchange Commission

September 12, 2006

3.
We note your response to comment 10 in our letter dated July 28, 2006. In the fifth full paragraph on page 37, please discuss what indicators in the past trading history of both Iconix and Cherokee led Mossimo’s board to conclude that Cherokee’s common stock “could” be subject to lower trading volume and greater price volatility than Iconix’s common stock. In addition, please revise to clarify your discussion of the Cherokee due diligence contingency. We note that Iconix was also permitted to conduct due diligence in connection with the merger.

RESPONSE: In response to the Staff’s comment, language concerning the trading history of Iconix and Cherokee has been added to make it clear (i) that Mossimo’s Board believed that the historically lower trading volume of Cherokee’s common stock posed risks to Mossimo stockholders, which risks might be mitigated by further consideration and analysis of Cherokee’s financials, and (ii) that Mossimo’s Board believed that Cherokee’s proposal was initially less attractive because it remained subject to due diligence, while Iconix had already completed its due diligence in respect of Mossimo. Therefore, the Cherokee offer was deemed less certain. In addition, disclosure has been added to clarify that Mossimo’s Board believed that its concerns could be resolved by allowing Cherokee to complete its due diligence and by reviewing Cherokee’s financial information. This process had commenced when Cherokee withdrew its proposal.

Representations and Warranties, page 56

4.
We note your response to comment 15 in our letter dated July 28, 2006. Please remove the last sentence of this subsection, which is located on the top of page 57, because it implies that investors cannot rely on the representations and warranties.

RESPONSE: In response to the Staff’s comment, the last sentence of the subsection entitled “Representations and Warranties” has been deleted.

Unaudited Pro Forma Condensed Combined Financial Statements, page 98

5.
We note your response to comment 16 in our letter dated July 28, 2006 and continue to believe that the acquired assets do not meet the definition of a business. In this regard, please note that the transferred set must be “self-sustaining” and the assessment of whether a transferred set of activities and assets represents a business should be made without regard to the intent or capabilities of the party that receives the integrated set. Also, we note that the purchase price for each asset acquisition has been primarily allocated to trademarks and other intangible assets. Based on this allocation, it appears that the acquired assets will rely on the existing corporate-wide resources of your company, such as management systems and processes, in conducting operations. Further, with the exception of royalty payments, it does not appear that the business operations of the transferors will materially change. Accordingly, we believe that you should account for these transactions as acquisitions of assets and not acquisitions of businesses.

U.S. Securities and Exchange Commission

September 12, 2006

RESPONSE: The Company has considered the Staff’s comment and respectfully notes that, in applying the guidance under EITF 98-3, the Company carefully evaluated the necessary elements of a transferred set of activities and assets applicable to the Joe Boxer Company, LLC, Rampage Licensing LLC, and the MUDD (USA) LLC acquisitions, and determined that the acquired assets constituted businesses for the reasons set forth below. Inasmuch as the Company acquired a self-sustaining set of assets that could, in each case, function as a business, it believes it properly accounted for these transactions.

In paragraph 6 of EITF 98-3, the Task Force noted in its consensus that certain factors should be considered in evaluating whether a business has been received in a transaction:

A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.
The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:

Inputs

a.	Long-lived assets, including intangible assets, or rights to the use of long-lived assets.

b.	Intellectual property.

c.	The ability to obtain access to necessary materials or rights.

d.	Employees.

Processes

e.
The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.

U.S. Securities and Exchange Commission

September 12, 2006

Outputs

f.	The ability to obtain access to the customers that purchase the outputs of the transferred set.

For all three acquisitions, the Company performed the following assessment:

The transferred set of activities and assets includes:

•	Long lived assets, intangible assets, rights to use the long lived assets and intellectual property:

o	In all three acquisitions, the Company acquired the respective trademarks which are critical to the continued operation of the acquired businesses.

•	The ability to obtain access to necessary materials or rights:

o
As indicated above, in all three acquisitions, the Company acquired all of the then-existing license agreements which enabled the Company to continue the existing relationships with the licensees and provided the necessary rights, along with the trademarks, to continue the businesses as previously conducted.

•	Employees:

o
In all three acquisitions, the Company acquired executives and/or brand managers necessary to run the business as previously conducted and on a going forward basis. These employees were essential to ensure that the business continued uninterrupted through the transition from the sellers to the buyer and into the future. In addition, these employees are essential to the business by providing licensees with the necessary support related to design approvals, continuous advertising campaign support, distribution-related support and, in general, by providing the necessary knowledge of how to connect the brand with the ultimate consumer.

•	The ability to access customers that purchase the outputs of transferred assets:

o
In all three acquisitions, the Company acquired all of the then-existing license agreements, which allow the Company to sustain the revenue stream previously generated by the businesses by providing its outputs (trademarks and the ability to use them) to customers (the existing licensees).

In accordance with EITF 98-3, paragraph 6:

A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.  However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element. If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.

U.S. Securities and Exchange Commission

September 12, 2006

o
In all three acquisitions, the Company did not acquire accounting systems or administrative processes. The Company believes that the accounting systems and administrative functions necessary to conduct the activities of the transferred set of activities and assets are minor because they can be obtained with relative ease and without significant cost.

Further, none of the three acquisitions can be considered passive investments, they are businesses that constantly require advertising, marketing (fashion shows and attendance at all major trade shows), style consultation and public relations in order to keep the brands current, fashionable and productive.

Moreover, the Company believes that even if the business operations of the sellers did not change, that situation is not addressed in the literature and does not offset or otherwise impact the analysis of the Company under EITF 98-3 in determining the appropriateness of the Company’s accounting treatment of these acquisitions, particularly where, as here, the assets acquired serve as self-sustaining operations.

Accordingly, the Company believes that these acquisitions have been properly accounted for as acquisitions of a business and not acquisitions of an asset.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheets, page 100

6.
Please revise your disclosures in footnotes (b) and (p) to indicate that the portion of the Mossimo purchase price related to the fair value of your common stock and contingent share rights has been limited to a target value of $67,514,000 based on the guidance in EITF 97-15. The target value, as defined in EITF 97-15, represents the lowest total value at which additional consideration would not be required to be issued. This amount is calculated by multiplying the 3,608,433 shares issuable by $18.71, or the future stock price average at which contingent shares would not be issuable. Your disclosures should clarify that contingent shares must be assumed issued in the pro formas in order to arrive at the $67.5 million value of shares issuable since the 3.6 million common shares are valued at less than the $67.5 million target value.

U.S. Securities and Exchange Commission

September 12, 2006

RESPONSE: In response to the Staff’s comment, the pro forma financial statements have been revised to disclose in footnotes (b) and (p) that the portion of the Mossimo purchase price related to the fair value of the Company’s common stock and contingent share rights has been limited to a target value of $67.5 million. In addition, the disclosure indicates that the amount is calculated by multiplying the 3,608,433 shares issuable by $18.71.

Notes to Unaudited Pro Forma Condensed Combined Statements of Operations, page 105

7.
We note your response to comment 18 in our letter dated July 28, 2006. Please disclose in footnote (g) that your jeanswear licensing agreement with Mudd is a two-year contract with guaranteed minimum royalty payments of $8 million per year.

RESPONSE: In response to the Staff’s comment, the pro forma financial statements have been revised to disclose in footnote (g) that the jeanswear licensing agreement with Mudd is a two-year contract with guaranteed minimum royalty payments of $8 million per year.

8.
We note your response to comments 19 and 20 in our letter dated July 28, 2006 and do not believe it is appropriate to eliminate the licensing agent fees, Cherokee commissions, and executive compensation expenses from your pro forma statements of operations. Your pro forma financial statements should include all historical expenses that were necessary to conduct your business. While we realize that these items will not continue going forward, the expenses were recorded in the historical financial statements and are not directly affected by the transaction. If a portion of the Cherokee payment involves a termination fee to settle the contract, you may exclude that portion of the charge from your pro forma statements. Please revise your pro forma statements of operations accordingly.

RESPONSE: In response to the Staff’s comment, the pro forma financial statements have been revised to eliminate the adjustments for the licensing agent fees, Cherokee commissions, and executive compensation expenses.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Cash Flows, page F-7

9.
We note your response to comment 24 in our letter dated July 28, 2006 and do not believe it is appropriate to reclassify the factored accounts receivable/payable balance to financing activities based on the change in your business model. Please note that paragraph 22.a. of SFAS 95 states that cash receipts from the sales of goods or services are operating cash flows. Paragraph 22.a. clarifies that classification as an operating activity is required regardless of whether those cash flows stem from the collection of the receivables from the consumer or the sale of the customer receivables to others. Cash flows related to loans that were originated or purchased specifically for resale and are held for short periods of time also should be classified as operating pursuant to SFAS 102. Please revise your statement of cash flows accordingly or tell us why you believe your presentation is appropriate.

U.S. Securities and Exchange Commission

September 12, 2006

RESPONSE: In response to the Staff’s comment, the Company agrees with the Staff’s position on classifying the factored accounts receivable/payable balance as an operating activity. The Company believes that the change proposed by the Staff should be made retrospectively when it files its 2006 financial statements due to the fact that such a change is not deemed of continuing significance to the Company’s 2005 financial statements. Given the completion of the evolution of the business model away from manufacturing and product sales and to a licensing business model, Iconix’s current business practices no longer require the maintenance of a combined borrowing and factoring relationship with a lender, due to the nature of its current asset portfolio. Further, the 2005 financial statements are most indicative of the Company’s new business model going forward. The Company respectfully submits that it would be appropriate to implement the Staff’s comment retrospectively in its future filings.

Note 2. Unzipped Apparel, LLC (“Unzipped”), page F-14

10.
We note your response to comment 25 in our letter dated July 28, 2006 and do not believe you have demonstrated a basis for classifying the shortfall payments as an offset to cost of goods sold. Cost of goods sold should be limited to costs of your distribution network, such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, and internal transfer costs. Please revise your document to classify shortfall payments as a reduction of selling, general and administrative expenses.

RESPONSE: The Company believes its accounting treatment is appropriate and would like to further expand on the specific details relating to its position in recording shortfall in guaranteed income as a reduction in cost of goods. The shortfall in the guaranteed income specifically resulted from the operations of Unzipped which is tied almost exclusively to the purchase price of inventory (all from Guez controlled companies) and increases in inventory reserves on such unsold and obsolete inventory. These charges related directly to cost of goods sold. Therefore, because the shortfall in guaranteed income directly resulted from the purchases of inventory and increases in the inventory obsolescence reserve, the Company deemed it proper to include the shortfall as an adjustment to cost of goods sold.

U.S. Securities and Exchange Commission

September 12, 2006

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Exhibits 31.1 and 31.2

11.
In your future filings, please exclude all titles and list only the individual names of the certifying officers in your introductory paragraphs. You may include the titles of your certifying officers under the signatures. See Item 601(b)(31) of Regulation S-K. Also, please confirm for us, if true, that the certifications of your officers dated August 9, 2006 are not limited in their individual capacities by the inclusion of their professional titles.

RESPONSE: The Company has advised us that, in future filings, it will exclude all titles and list only the individual names of its certifying officers in the introductory paragraphs of the certifications to be filed as Exhibits 31.1 and 31.2. In addition, the Company confirms that the certifications of its officers dated August 9, 2006 are not limited to their individual capacities by the inclusion of their titles.

U.S. Securities and Exchange Commission

September 12, 2006

We would appreciate your prompt review of the comment responses and related revisions so that the Registration Statement can be finalized, filed and declared effective as soon as is possible. If you have any questions, please feel free to contact the undersigned at (212) 885-5372.

Very truly yours,

/s/ Richard DiStefano
Richard DiStefano

cc:	William Choi
Peggy Kim, Esq.
John Fieldsend, Esq.
Andrew Blume
Neil Cole
Deborah Stehr, Esq.
Warren Clamen
Andrew Tarshis, Esq.
Robert J. Mittman, Esq.
Ethan Seer, Esq.
Peter J. Tennyson, Esq.
William C. Manderson, Esq.